FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

Report of Foreign Issuer

24 October 2008

File no. 0-17630

IMS Notification

CRH public limited company
Belgard Castle, Clondalkin,
 Dublin 22, Ireland.
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X     Form 40-F

(Indicate by check mark whether the  registrant  by furnishing  the  information contained  in this  Form is  also  thereby  furnishing  the  information  to the
Commission  pursuant to Rule  12g3-2(b)  under the  Securities  Exchange  Act of  1934).

Yes      No X

(If "Yes" is marked,  indicate below the file number  assigned to the registrant in connection with Rule 12g3-2(b): 82-________).

Enclosure: IMS Notification

N E W S      R E L E A S E

24 October 2008

CRH plc

INTERIM MANAGEMENT STATEMENT
 NOTIFICATION

As part of its ongoing investor relations activity CRH plc will issue an interim management statement at 7:00 a.m. GMT on 11 November 2008.

CRH will host an analysts' conference call at 8:00 a.m. GMT on 11 November 2008 to discuss the statement.

To register in advance for the conference call please log on to:
https://eventreg2.conferencing.com/webportal3/reg.html?Acc=968807&Conf=198167 where you will be allocated a conference call number, participant user pin, conference pin and instructions on how to join the call.  Alternatively the dial-in number is +44 207 162 0177.

A recording of this conference call will be available from 10:00 a.m. GMT on 11 November 2008 by dialing +44 207 031 4064. The security code for the replay will be 814850.

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CRH plc, Belgard Castle, Clondalkin, Dublin 22, Ireland TELEPHONE +353.1.4041000
Registered Office, 42 Fitzwilliam Square, Dublin 2, Ireland

SIGNATURE

Pursuant  to the  requirements  of the  Securities  Exchange  Act of  1934,  the registrant  has duly  caused  this  report  to be  signed  on its  behalf by the undersigned, thereunto duly authorized.

                                                  CRH public limited company
                                                         (Registrant)

Date:  24 October 2008

                                                    By: ___/s/ M. Lee___

M. Lee
                                                        Finance Director